UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 02, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Progress on non-core disposal programme

●        Aggregate of £246m proceeds from non-core disposal programme expected by end of Q2
o  £137m from disposal of core boiler business of GPG due in Q2
o  £18m from disposal of Italian wind farms due in Q2
o  £91m already received from three other disposals
●      Process to sell nuclear operations underway with considerable interest
o  Completion expected in Q3

Global Power Group (GPG)

This morning, the Company signed an agreement to sell its core boiler business to Sumitomo Heavy Industries, Ltd for £137m. The proceeds for this business are consistent with the £180m book value for the whole of GPG as at June 2016.

The core boiler business represented £180m of the revenues and £9m of the trading profit within the GPG full year 2015 results. Gross assets at December 2015 were £243m. In provisional 2016 full year numbers the core boiler business contributed revenues of £200m and trading profit of £25m.

The sale is conditional on customary regulatory approvals in certain jurisdictions and is expected to be completed during the second quarter.

The core boiler business designs, manufactures and installs circulating fluidised bed boilers which burn a variety of fuels in an efficient and environmentally friendly manner and are employed in power generation plants.

The balance of GPG's steam generator businesses, the heat recovery steam generator and industrial boilers businesses are expected to be sold during 2017, while the North American aftermarket services business is being retained, and since the beginning of 2017 has been operating as part of Power & Process.

Aquenta

The Company sold Aquenta Consulting Pty Ltd., a specialist consultancy business based in Australia, to Jacobs Group (Australia) Pty Ltd for £21m in January. In provisional full year results for 2016, Aquenta contributed £4m of trading profit.

Infrastructure assets

The Company sold its 85% interest in Petropower Energía Limitada to ENAP Refinerías S.A. for £40m in December 2016. Until being classified as an 'asset held for sale' in June 2016, Petropower was reported under GPG.

The Company received £30m of proceeds from the sale of its 23% interest in Incheon Bridge Co., Ltd. to Private Infrastructure Investment Korea Co. Ltd in December 2016. The transaction remains conditional upon South Korean government approval.

The Company signed an agreement to sell Amec Foster Wheeler Power S.r.l., which operates two wind farms in Italy, to Enel Green Power S.p.A. for £18 million in December 2016. This is expected to close in May 2017.

Collectively the infrastructure assets contributed £14m of trading profit to the provisional full year 2016 results.

Nuclear

The Board launched a process to sell the Company's nuclear operations in December 2016, and a competitive process is now underway. The Company has received a high level of interest and expects indicative bids later this month. The process is expected to conclude in Q3.

In provisional full year results for 2016, the nuclear operations contributed revenue of £274m and trading profit of £16m.

Summary

In aggregate, the Board now expects to receive £246m of proceeds before the end of the second quarter, with additional proceeds from the nuclear assets expected to be received in the third quarter, and from the remaining GPG assets in the fourth quarter. The proceeds will be used to reduce net debt.

We continue to consider the right mix of investment and funding options which in aggregate will lead to an appropriate balance sheet and create a strong ongoing business. A further update will be given with the full year results and in the operational and strategy presentations at the capital markets event on 21st March 2017.

This announcement contains inside information, and has been approved by Alison Yapp, Chief General Counsel and Company Secretary.

Amec Foster Wheeler plc	+ 44 (0)20 7429 7500
Media: Jonathan Refoy
Investors: Rupert Green

Notes to editors:
Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power & process, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary